Correspondence

PhotoAmigo, Inc.
924 Olive Street
Santa Barbara, California 93101

August 12, 2010

Via EDGAR

Kathleen Collins, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	PhotoAmigo, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 20, 2010 File No. 333-164633

Dear Ms. Collins:

We are writing in response to your letter dated June 10, 2010.  We have filed today an amendment to our registration statement on Form S-1.  The amendment contains revisions in response to the comments in the above referenced letter.  All changes to the amendment have been marked to facilitate review by the staff.  The purpose of this letter is to describe our response to the comments of the staff.

Amendment No. 1 to Registration Statement on Form S-1

General

Comment No. 1

In future response letters, please produce the staff’s comments before the applicable response, for ease of review.  In addition, to the extent you revise your filing in response to a staff comment, please specify in your response letter the page number(s) in the filing where you have made the applicable revision(s).

RESPONSE:  In future response letters, we will produce the staff’s comments before the applicable response.  In addition, we will specify the page numbers of revisions made to the filing.

Comment No. 2

We re-issue prior comment 1.  The page containing the statement regarding dealer prospectus delivery obligations, which states that it is the outside back cover of the prospectus, continues to be located before the financial statements in your filing.  As previously requested, please re-order your filing to provide the financial statements before the outside back cover page of the prospectus, as the financial statements are required to be included in Part I of the registration statement.  See Item 11(b) of Form S-1.  Please also supplementally confirm, if accurate, that the prospectus that you intend to distribute in connection with the offering will include the financial statements.

Kathleen Collins, Accounting Branch Chief
U.S. Securities and Exchange Commission

RESPONSE:  We have reordered the filing to provide the financial statements before the outside back cover page of the prospectus.  We confirm that the prospectus we intend to distribute in connection with the offering will include the financial statements. (page back cover).

Comment No. 3

We note the risk factor disclosure provided in response to prior comment 4 with respect to the determination of the offering price.  Please also provide a separately-captioned section in your filing providing the disclosure called for by Item 505(a) of Regulation S-K.

RESPONSE:  We revised the filing to include a separately-captioned section with respect to the determination of the offering price. (page 9)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, Page 10

General

Comment No. 4

Please provide a discussion of the company’s results of operations for all periods covered by the financial statements required to be provided in your registration statement.  See Item 303(a)(3) of Regulation S-K.  In this regard, we note that although you discuss your results of operations for the six months ended January 31, 2010, compared to the six months ended January 31, 2009, you do not appear to discuss your results of operations for the fiscal years ended July 31, 2009 and July 31, 2008.  Please revise.

RESPONSE:  We revised the filing to include a discussion of the results of operations for the interim period ended April 30, 2010 and 2009, and for the fiscal year ended July 31, 2009 and for the period from inception (April 2, 2008) to July 31, 2008. (page 12)

Related Party and Other Material Transactions, page 21

Comment No. 5

We note your revised disclosure on page 17 that Mr. Heckes may be deemed a promoter of the company.  In your discussion of related-party transactions, as previously requested in prior comment 18, please provide the complete disclosure called for by 404(c) and (d)(2) and Item 401(g) of Regulation S-K with respect to your promoter, including information regarding assets acquired by the registrant from the promoter called for by Item 404(c)(1)(ii).  In this regard, we again note the disclosure on page F-10 of your financial statements relating to assets acquired by the registrant from its founder.

RESPONSE:  We revised the filing to include a discussion of assets acquired from Mr. Heckes pursuant to Item 404 of Registration S-K and a discussion of Mr. Heckes background pursuant to Item 401(g) of Registration S-K. (page 21)

Comment No. 6

We note the disclosure you have added regarding cash advances made by your sole executive officer to the company.  You provided the aggregate amount of cash advances received for the six months ended January 31, 2010, as well as the outstanding balance on this indebtedness as of January 31, 2010.  However, Item 404(d)(1) and Instruction 2 to Item 404(d) of Regulation S-K require disclosure of related-party transactions for your last two fiscal years and the subsequent period.  Accordingly, please revise to provide all required disclosure with respect to the related-party indebtedness, including, as examples only, the largest aggregate amount of principal outstanding during your period for which disclosure is provided, as well as the amount outstanding as of the latest practicable date.  See item 404(a)(5) and refer to prior comment 19.

RESPONSE:  We revised the filing to include the aggregate amounts of cash advances to and from Robert Heckes for the nine months ended April 30, 2010 as well as for the fiscal year ended July 31, 2009 and for the period from Inception (April 2, 2008) to July 31, 2008. (page 21)

Kathleen Collins, Accounting Branch Chief
U.S. Securities and Exchange Commission

Financial Statements

Note 7. Subsequent Events, page F-22

Comment No. 7

Revise to disclose the date through which subsequent events have been evaluated pursuant to ASC 855-10-50-1.

RESPONSE:  We revised the filing to disclose the date through which subsequent events have been evaluated pursuant to ASC 855-10-50-1. (page F-21)

Signatures, page II-6

Comment No. 8

We re-issue prior comment 26.  In addition to having an authorized individual sign on behalf of the registrant, as you appear to have done, you are also required to have the registration statement signed separately by your principal executive officer, principal financial officer, principal accounting officer and sole director in his individual capacity beneath the following language set forth in the Signatures section of Form S-1: “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.”  Indicate beneath his signature each capacity in which he signs the filing.  See the Signatures section of Form S-1, including Instructions 1 and 2 thereto, and revise accordingly.

RESPONSE:  We revised the Signatures section of Form S-1 to include Mr. Heckes signature in his individual capacities of principal executive officer, principal financial officer, principal accounting officer, and sole director.  (page II-6)

Sincerely,

/s/ Robert Heckes
Robert Heckes, Chief Executive Officer

CC: Via facsimile to (303)-772-7257
       Gary A. Agron, Esq.